Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Board Appoints New Chair

Saskatoon, Saskatchewan, Canada, November 30, 2023    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today the appointment of Catherine Gignac as chair of Cameco’s board of directors effective December 1, 2023.

Gignac will succeed Ian Bruce, who passed away on October 15, 2023. Bruce had served as Cameco’s board chair since May 2018.

“I am honoured to be appointed chair and given the opportunity to lead this exceptional board and management team as Cameco continues to serve the thriving nuclear energy industry,” Gignac said. “I am humbled to take over this role from Ian, who provided a steady hand during tumultuous times and helped bring Cameco the success it is experiencing today.”

Gignac has been a member of Cameco’s board since 2014. She is chair of the nominating, corporate governance and risk committee and serves on the audit and finance and technical committees. She has more than 30 years of experience in capital markets and the mining industry and has held senior positions as a mining equity research analyst with leading global brokerage firms and independent boutiques. Gignac, who previously worked as a geologist, has extensive experience in project value and investment analysis.

“Catherine has been a strong member of Cameco’s board for nearly a decade and has provided valuable insight and technical expertise through the varied and complex issues that have faced our company. I look forward to Catherine assuming the role of board chair and continuing to champion Cameco’s work,” said Cameco President and CEO Tim Gitzel.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

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Investor inquiries: Rachelle Girard 306-956-6403 rachelle_girard@cameco.com	Media inquiries: Veronica Baker 306-385-5541 veronica_baker@cameco.com